                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing


                                                Commission File Number: 0-26402

(Check one)

[ ] Form 10-K and Form 10-KSB               [ ] Form 11-K
[ ] Form 20-F   [X ] Form 10-Q and Form 10-QSB       [  ] Form N-SAR

      For the period ended December 31, 2001

[ ] Transition Report on Form 10-K and Form I O-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11 -K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

      For the transition period ended __________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates: _________________________



                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:            The American Energy Group, Ltd.

Former name if applicable:

Address of principal
executive office:                   9441 Sam Houston Parkway, Suite 110

City, State and Zip Code:           Houston, Texas 77099

                                     PART 11

                             RULE 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


     [ ] (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;


     [X] (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE


     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


     Key Officers and Management of the Company have been involved in extensive planning and preparation efforts related to overseas drilling operations and in recent Private Placement activity, and have been unable to complete the Form 10-Q without unreasonable efforts.

                                     PART IV

                                OTHER INFORMATION


      (1) Name and telephone number of person to contact in regard to this notification:


            WILLIAM M. ABER, JR.          (713)              981-6114
            --------------------       -----------------------------------
             (Name)                    (Area Code)      (Telephone Number)


      (2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

If the answer is no, identify report(s).         [X] YES     [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 [ ] YES     [X] No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


      EXPLANATION FOR FORM 12B25 PART IV ITEM (3):     Not Applicable.


EXHIBIT
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None


     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date February 14, 2002                 By  WILLIAM M. ABER, JR.
                                           --------------------
                                               President